ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111 WWW.ROPESGRAY.COM

Chelsea M. Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

June 20, 2025

VIA EDGAR

Mr. Jason Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund (the “Fund”)
(File No. 811-23805)

Dear Mr. Fox:

Thank you for your oral comments provided on June 11, 2025, regarding your review of the Fund’s annual report to shareholders for the period ended March 31, 2025, which was filed with the Securities and Exchange Commission on Form N-CSR on June 2, 2025 (as amended on June 9, 2025). Your comments are summarized below, followed by the Fund’s response. Unless otherwise noted expressly, the staff’s comments may be addressed prospectively only.

* * *

1.	Comment: Please define the term “Loss Recovery Account” in Note 4 under Related Party Transactions.

Response: The Fund confirms that it will include the requested disclosure in future shareholder reports.

2.

Comment: Please indicate, by an appropriate symbol, each issue of securities whose value was determined using significant unobservable inputs. The staff notes there is a footnote regarding fair value, but most securities were valued as a practical expedient.

Response: The Fund confirms that it will make the requested change in future shareholder reports.

* * *

We hope the foregoing responses adequately address the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs

Chelsea M. Childs, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC
Jennifer Juste, Carlyle AlpInvest Private Markets Fund
Michael G. Doherty, Ropes & Gray LLP
Michelle Huynh, Ropes & Gray LLP